INVESTMENT MANAGEMENT

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VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

September 21, 2020

VIA EDGAR

Mr. Patrick F. Scott

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:        Voya Equity Trust

(File Nos. 333-56881; 811-08817)

Voya Separate Portfolios Trust

(Files Nos. 333-141111; 811-22025)

Dear Mr. Scott:

This letter responds to comments provided to Paul Caldarelli and Jay Stamper on September 4, 2020, by the Staff of the U.S. Securities and Exchange Commission ("Staff"), for Post-Effective Amendment Nos. 170 and 94 (the "Amendments") to the Registration Statements of Voya Equity Trust and Voya Separate Portfolios Trust (each a "Registrant" and collectively the "Registrants"). These Amendments were filed with the U.S. Securities and Exchange Commission on Form N-1A on July 24, 2020.

The Registrants hereby acknowledge that certain of the Staff's non-fund/strategy-specific comments previously provided for other funds in the Voya fund complex may be applicable to the Amendments. To the extent that the Staff re-issues such previously issued comments, the Registrants hereby confirm their response to such comments as reflected in correspondence filed with the Staff at the time those comments were provided.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

_________________________

Paul A. Caldarelli

Vice President and Senior Counsel Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP